INTEGRATION UPDATE                                      NEBS LOGO   DELUXE LOGO
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                                    Issue #7
                           Frequently Asked Questions
                                  June 22, 2004

In this issue of Integration Update, we have included information on acquisition timing, separation support, benefits, and business-related information.

Acquisition
-----------

When will the acquisition be complete? What still needs to happen for the transaction to close?
     The acquisition process is very complex. There are two major events that need to happen to ensure the acquisition is completed:

     o Federal Trade Commission (FTC) clearance
     o At least 67% of NEBS shares tendered.

     The first item has been completed. On June 17, Deluxe received early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The tender offer expiration date was extended and it now expires at 11:59 PM this Thursday, June 24, 2004, unless otherwise extended. It is expected that sufficient shares will be tendered, and the other conditions to the tender offer will be satisfied, to allow Deluxe to take control of the Company at that time or shortly thereafter.

Separation Support
------------------

We have received many questions asking for details about possible separation support in the event of job elimination. NEBS and Deluxe have been working together over the past weeks to decide which company separation plan will be used. We have decided that in the event that positions are eliminated due to the acquisition, affected NEBS employees will receive separation support according to the current NEBS Separation Benefits Plan. This Plan will be used for job eliminations that are announced through December 31, 2004.

If employees lose their positions as a result of the acquisition, they will receive detailed information regarding their separation plan benefits from Human Resources at the appropriate time. What follows is a high level overview of the NEBS Separation Benefits Plan.

The NEBS Separation Benefits Plan provides three (3) components designed to support eligible employees whose positions are eliminated as a result of the acquisition:

        o   Pay Continuation,
        o   Benefits Continuation, and
        o   Outplacement Assistance.



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     Pay Continuation
     ----------------
     The amount of pay continuation that eligible employees receive will depend on their grade level and years of service.

        o Eligible non-exempt employees would receive two (2) weeks of base pay plus one (1) week of additional pay for each complete or partial year of service, up to a maximum of 26 weeks of pay continuation.
        o Eligible exempt employees through grade level 9 would receive three (3) weeks of base pay plus one (1) week of additional pay for each complete or partial year of service, up to a maximum of 26 weeks of pay continuation.
        o Eligible exempt employees in positions grade 10 and above would receive twelve (12) weeks of base pay plus one (1) week of additional pay for each complete or partial year of service, up to a maximum of 36 weeks of pay continuation.

     These pay continuation levels are typical for companies of our size and reflect the fact that it takes longer for people in more senior level positions to find comparable employment.

     Benefits Continuation
     ---------------------
     Under COBRA, eligible employees can continue certain benefits such as medical, dental and vision coverage. COBRA typically runs for up to 18 months from the date of termination. Premium contributions would continue at normal employee rates during the separation pay period. After the separation period expires, COBRA rates are 102% of the full premium contribution for the balance of the 18-month COBRA period. The additional 2% covers the administrative costs of COBRA. Employee participation in certain other benefits, such as disability and life insurance, will stop at the time of termination of employment with the Company.

     Outplacement Assistance
     -----------------------
     The NEBS Separation Plan will also provide eligible employees with outplacement assistance. Right Management Consultants, a firm specializing in outplacement, will help with such things as resume preparation, local networking assistance and Internet job-search tools and techniques. Right Management Consultants has been our partner in outplacement services for many years, helping our employees transition to new opportunities.

Few decisions have been made regarding specific jobs that will be eliminated due to the acquisition of NEBS by Deluxe. If your position is identified, you will be given as much notice as possible. Every effort will be made to ensure that employees are kept informed about the status of their positions.

I heard a rumor that on the first day that NEBS is owned by Deluxe, there will be a massive layoff. Is this true?

     Although some staffing changes may take place on that day, evaluation of division or departmental organization structure and staffing needs will be conducted after the close date. The leadership team will make every effort to give you as much notice as possible about any organization or staffing change decisions that could affect you.



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INTEGRATION UPDATE                                      NEBS LOGO   DELUXE LOGO
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The integration of NEBS into Deluxe and all of the changes and uncertainty associated with it have caused me some stress and anxiety. What should I do about it?
     We recognize that some employees are feeling anxious about what will happen once NEBS officially becomes part of Deluxe. An acquisition is one of the most dramatic changes that can affect an organization, and job security is usually paramount on peoples' minds. These types of transitions are quite complicated and it takes time to make well thought-out decisions about many issues on behalf of both employees and the Company.

     There are a few things you can do to effectively work through this transition and stay productive:

o    Talk it through with your manager or a trusted friend.
o Keep an open mind. Don't be too quick to judge yourself, co-workers or decision-makers.
o Think positively. You are in control of how you react to change. Handling it in a positive manner may take practice.
o Take care of yourself. Eat well, try to get a little exercise and get adequate rest. This will help you to diminish stress and handle the physical effects better.

If you feel that you need additional support, don't hesitate to contact our Employee Assistance Program. The telephone number for most NEBS employees is 1-800-788-5614. PremiumWear in Minnetonka and NEBS Canada employees have different numbers. PremiumWear employees in Minnetonka can call 1-800-626-7944. Canada employees can call 1-800-387-4765. Please see your manager or your Human Resources representative for additional information.

Benefits
--------

What types of medical benefits are provided to Deluxe employees?
     Deluxe currently offers a variety of health plan options depending on where you live and your family's needs. They include health maintenance organization plans (HMO), a point of service plan (POS), an out of area indemnity plan, and a consumer driven plan, through different providers. It is important to note that NEBS employees will remain on their current benefit plans through the end of calendar year 2004. An evaluation of the current Deluxe and NEBS plans is in process. A decision on the design of benefit plans and vendors for 2005 will be made prior to the end of the calendar year.

Integration
-----------

I understand that Deluxe runs their business on a calendar year basis rather than the July/June fiscal year basis that NEBS uses. How will NEBS business be handled in the future?
     After the transaction is completed, a shortened period called a `stub year' will be implemented at NEBS for the period of time between June 27, 2004 and December 31, 2004. The Company will establish financial and operational goals for this period of six months (two quarters) rather than an entire fiscal year as has been done in the past. Information about the `Stub Year' budget will be communicated in the near future. NEBS will then transition to a calendar year-based business, and a new set of objectives for calendar year 2005 will be established.


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INTEGRATION UPDATE                                      NEBS LOGO   DELUXE LOGO
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What will happen to the NEBS name? Will we call ourselves Deluxe after the acquisition is complete?
     In the near-term, the NEBS name will remain a `brand' name, wholly owned by Deluxe. This is similar to how NEBS has maintained the unique brands that we have acquired, such as Safeguard and Chiswick.

     Determining appropriate branding strategies is complicated. Studies will be conducted to better understand and decide on the best long-term approach regarding the NEBS and other brands.

Is Deluxe buying all of NEBS, including all of the operating companies, in the US and internationally?
     Yes. By purchasing the shares of the parent company, New England Business Service, Inc., Deluxe will own NEBS and all of its subsidiaries.

Communication Plan
------------------

As part of our ongoing commitment to keep employees informed about the integration of NEBS and Deluxe Corporation, an Integration Communications Team has been formed to lead integration-related communications activities. Laurie Peck and Jil Stoddard from NEBS and Martie Woods, Jackie Moe and Becky Sass from Deluxe currently staff the team.

The objective of all integration communications is to inform, engage and educate you about the merger in a straightforward and clear way. We want to reduce uncertainty you might feel about what is happening, address your individual concerns, and increase your understanding of the new business. We hope that this communications approach will help you remain focused on the business during this period of transition and enable you to continue to provide superior products and services to our customers.

It is important that employees at both companies receive consistent, appropriate and timely information about the integration. As part of our communications plan, we have designed the following logo for all integration-related news. It will appear on email newsletters, posters, announcements, web sites, and other integration-related communications at both companies after the tender offer is completed. This logo will be a way to help you easily identify integration-related communications.

                                    "dialog"
                        Your source for integration news

Once the tender offer has been completed, it will replace the "Integration Update" format. We will continue to address your Frequently Asked Questions. In addition, you'll see other regular informative features. Both the Integration Question Line (978-449-3849) and the email address
(questions@nebs.com) will continue to be available for your questions over the near term.